CGS-CIMB SECURITIES (USA), INC.

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-67414

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING ___01/01/2021___ AND ENDING ___12/31/2021___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CGS-CIMB Securities (USA), Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Times Square, Suite 1605

(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Helen Chin-Luk	212-616-8608	helen.chinluk@cgs-cimb.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP

(Name – if individual, state last, first, middle name)

290 W. Mt. Pleasant Avenue	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

11/02/2005		2468
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Helen Chin-Luk, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CGS-CIMB Securities (USA), Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Helen Chin-Luk

Title:

Chief Executive Officer, FINOP

NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Dec 2025

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CGS-CIMB Securities (USA), INC.
Index

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CITRINCOOPERMAN®

Citrin Cooperman & Company, LLP
Certified Public Accountants

290 W. Mt. Pleasant Ave, Suite 3310
Livingston, NJ 07039
T 973.218.0500 **F** 973.218.7160
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors
CGS-CIMB Securities (USA), Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CGS-CIMB Securities (USA), Inc. as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of CGS-CIMB Securities (USA), Inc. as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of CGS-CIMB Securities (USA), Inc.'s management. Our responsibility is to express an opinion on CGS-CIMB Securities (USA), Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to CGS-CIMB Securities (USA), Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as CGS-CIMB Securities (USA), Inc.'s auditor since 2019.
Livingston, New Jersey
February 24, 2022

CGS-CIMB Securities (USA), INC.
Statement of Financial Condition
As of December 31, 2021

Assets

Cash and cash equivalents	$	2,193,013
Receivable from broker, including $200,000 clearing deposit		1,411,819
Commissions receivable, affiliates		348,090
Property and equipment, net		37,023
Prepaid expenses and other assets		237,925
Right of use asset		300,023
Total	$	4,527,893

Liabilities and Stockholder's Equity (Deficit)

Accounts payable and accrued expenses	$	789,688
Due to affiliates		1,857,481
Lease liability		322,559
Total		2,969,728

Liabilities subordinated to claims of general creditors　　　1,700,000

Stockholder's Equity (Deficit)

Preferred stock, $1 par value, 100,000 shares authorized; none issued and outstanding	-
Common stock, $1 par value, 5,000,000 shares authorized; 4,560,000 shares issued and outstanding	4,560,000
Additional paid-in capital	13,584,265
Accumulated deficit	(18,286,100)
Total stockholder's equity (Deficit)	(141,835)
Total Liabilities and Stockholder's Equity (Deficit)	$ 4,527,893

The accompanying notes are an integral part of the statement of financial condition.

1.   **Nature of business and summary of significant accounting policies**

Nature of Business

CGS-CIMB Securities (USA), Inc. (the "Company") was formed in Delaware on March 28, 1996 to become a registered broker-dealer in the United States ("U.S."). In May 2007, the Company received approval to become a broker-dealer and as such is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). In addition, the Parent changed its name to CGS-CIMB Securities International Pte. Ltd. The Company is a wholly-owned subsidiary of CGS-CIMB Securities International Pte. Ltd. (the "Parent"). The Company operations consist primarily of engaging in institutional brokerage that is in the business of affecting U.S. institutions in Asian regional equity markets.

The Company solicits and accepts orders from its customers for the purchase and sale of foreign securities, primarily Southeast Asian securities, with such transactions being executed by the affiliates. The affiliates are: (a) CGS - CIMB Securities (Singapore) Pte. Ltd., (b) PT - CGS - CIMB Sekuritas Indonesia, (c) CGS - CIMB Securities (Thailand) Co., Ltd., (d) CGS - CIMB Securities (Hong Kong) Limited, (e) CGS - CIMB Securities (Hong Kong) Limited Korea Branch, (f) CGS – CIMB Securities Sdn. Bhd. The clearance and settlement of the trades occur through a direct transfer of funds and securities between the Company's customers and the affiliate's clearing broker.

Management has been assured by its Parent that it will continue to provide financial support for the continuing operations of the Company through February 28, 2023, as per parent support letter, to enable it to meet net capital requirements and financial obligations.

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The Company provides for depreciation as follows:

Assets	Useful Life	Estimated Principal Method
Furniture and fixtures	7 years	Straight-line
Computers	3 years	Straight-line

CGS-CIMB Securities (USA), INC.
Notes to the Statement of Financial Condition
As of December 31, 2021

1. Nature of business and summary of significant accounting policies (continued)

Leases

The Company determines if an arrangement is a lease at inception of the arrangement. To the extent that the Company determines an arrangement represents a lease, the Company classifies that lease as either a right-of-use ("ROU") lease or a finance lease. The Company capitalizes ROU leases on its balance sheets through a right-of-use asset and a corresponding right-of-use lease liability. ROU assets represent the Company's right to use an underlying asset for the lease term and ROU lease liabilities represent the Company's obligation to make lease payments arising from the lease.

ROU assets and liabilities are recognized at the commencement date of an arrangement based on the present value of lease payments over the lease term. Lease expense for ROU lease payments is recognized on a straight-line basis over the lease term. The Company adopted this standard on January 1, 2019.

The Company has elected, for all underlying classes of assets, not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with short-term leases on a straight-line basis over the lease term.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statement only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statement as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more-likely-than-not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously taken could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2018.

4

1. **Nature of business and summary of significant accounting policies (continued)**

    Income Taxes (continued)

    Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next 12 months. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. Management is unaware of any uncertain tax positions.

    Use of Estimates

    The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement during the reporting period. Actual results could differ from those estimates.

    Foreign Currency Translation

    The Company's reporting currency is the U.S. dollar. Although the Company maintains a cash account with a foreign bank, its expenditures to date have been and are expected to continue to be denominated in U.S. dollars. Accordingly, the Company has designated its functional currency as the U.S. dollar.

    Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the year-end exchange rates.

    Commissions Receivable, Affiliates

    The Company carries its commissions receivable net of an allowance for doubtful accounts. On a periodic basis, the Company evaluates its commissions receivable and establishes an allowance for doubtful accounts, if necessary, based on a history of past bad debts and collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis. For the year ended December 31, 2021, there were no commissions receivable written off. There are no allowances at the end of the year.

    Recently Adopted Accounting Standards

    In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments – Credit Losses (Topic 326)*. The ASU introduces a new credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU.

    The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current GAAP, which generally require that a loss be incurred before it is recognized.

    For financial assets measured at amortized cost (e.g., cash and cash equivalents and receivables from clients), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

2. Property and equipment

Details of property and equipment at December 31, 2021 are as follows:

Furniture and fixtures	$	99,881
Computers		30,514
		130,395
Less accumulated depreciation		(93,372)
	$	37,023

3. Liabilities subordinated to claims of general creditors

At December 31, 2021, the Company had a subordinated loan with its Parent which was in accordance with an agreement approved by FINRA. The subordinated loan in the amount of $1,700,000 was scheduled to mature on February 28, 2022. This subordinated loan was amended, after approval from FINRA, extending the maturity date to February 28, 2025. The subordinated loan bears interest at 4.5% per annum Interest payable of approximately $78,000 is included in due to affiliates as of December 31, 2021.

4. Net capital requirement

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1. Rule 15c3-1 requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1. At December 31, 2021, the Company's net capital was approximately $935,000 which was approximately $685,000 in excess of its minimum requirement of $250,000.

5. Related party transactions

The Company enters into certain transactions and service arrangements with affiliates, some of which are subject to service level agreements. All of these affiliates, which include offshore broker dealers and banking institutions, are beneficially owned by the Parent. Some of these transactions are denominated in foreign currencies.

Commissions Receivable, Affiliates

The Company introduces most of its securities transactions to various related parties who act as clearing brokers in the designated markets. As part of the commissions receivable balance, affiliates represents commissions of approximately $130,000 due to the Company as a result of these transactions.

Due to Affiliates

The Company has amounts of approximately $793,000 due to affiliates related to the transfer pricing update. Approximately $1,064,000 is due to affiliates for other arrangements as of December 31, 2021, which includes accrued interest of approximately $155,000.

5. **Related party transactions (continued)**

Receivable from broker

The Company clears securities transactions through related parties and has a clearing agreement with Goldman Sachs Execution.

6. **Income taxes**

At December 31, 2021, the Company has federal net operating loss carryforwards ("NOLS") of approximately $8,053,000 incurred in tax years starting with 2018 which will be carried forward indefinitely, and approximately $9,026,000 of pre-2018 federal NOLS which will begin to expire in 2027. There is approximately $3,818,000 pre-2015 New York State and New York City NOLS which will expire in 2034, and approximately $13,270,000 NOLS for the period after 2014 for various states and New York City, which will begin to expire in 2035. The NOLS and other timing differences created a cumulative deferred tax asset of approximately $4,635,000 as of December 31, 2021. The Company recorded a valuation allowance of $4,635,000 due to the uncertainty of realizing the future tax benefit. The valuation allowance increased from $3,965,000 at December 31, 2020 to $4,635,000 at December 31, 2021.

7. **Concentrations of credit risk**

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

8. **Exemption from Rule 15c3-3**

The Company is exempt from SEC Rule 15c3-3 pursuant to exemptive provisions under sub-paragraph k(2)(i) and k(2)(ii).

9. **Lease**

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified this lease as an operating lease. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus variable payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Amounts reported in the statement of financial condition as of December 31, 2021 were as follows:

ROU asset	$	300,023
Lease liability		322,559

9. **Lease (continued)**

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2021 are as follows:

Year Ending December 31,

2022	$	252,000
2023		84,000
		336,000
Less: Imputed Interest		13,441
Total lease liability	$	322,559

10. **Risks and uncertainties**

During 2020, the World Health Organization declared COVID-19 to constitute a "Public Health Emergency of International Concern." This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus are uncertain at this time. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be affected. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

11. **Subsequent events**

The Company has evaluated subsequent events through February 24, 2022, which is the date this financial statement was issued. There are no subsequent events which require disclosure in the notes to the statement of financial condition.